SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April , 2007

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -Inquiries:

US Press Inquiries:

Magic Software Introduces

iBOLT Special Edition for SAP R/3

iBOLT SE for SAP R/3 provides seamless integration for SAP R/3 and mySAP users Addresses needs cost effectively and within a SOA framework

OR-YEHUDA, ISRAEL; April 17, 2007 -- Magic Software Enterprises (Nasdaq: MGIC), a leader in enterprise application development, deployment and integration technology, announced today the availability of iBOLT Special Edition (SE) for SAP® R/3, a fully functional version of Magic's iBOLT™ integration suite targeted to users of SAP R/3 and mySAP ERP software. iBOLT SE for SAP R/3 enables businesses to extend the capabilities of SAP R/3, addressing changing collaboration processes, and allowing users to benefit from a service-enabled (SOA) SAP landscape.

iBOLT SE for SAP R/3 is designed to cost effectively address a wide range of business automation requirements for SAP R/3 and mySAP users. Using an intuitive, wizard-based interface, iBOLT SE for SAP R/3 provides a services delivery platform that leverages the business process enhancements that are possible on SAP R/3 and mySAP software.

“Many of our current SAP Business One partners who use iBOLT SE for SAP Business One have shown a great deal of interest in having a similar tool to address the needs of their SAP R/3 and mySAP customers. Today's announcement will allow thousands of SAP Business Partners, many of which are already partners with Magic Software, to deliver solutions for their SAP enterprise customers.” says Amit Ben-Zvi, VP Corporate Marketing & Products at Magic Software Enterprises."

With iBOLT SE for SAP R/3, customers can now enable business processes such as:

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Automating manual communication with trading partners

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Connecting existing e-Commerce sites to SAP R/3

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Enabling customers and trading partners to submit orders automatically

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Facilitating EDI transactions

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Sharing SAP R/3 data and combining processes across systems

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Synchronizing company data across multiple sites

iBOLT Special Edition for SAP R/3 extends SAP’s connectivity using SAP’s native RFC API Library, while providing interfaces to RFCs, BAPIs and IDOCs. iBOLT Special Edition also efficiently utilizes the newest SAP NetWeaver™ XI’s integrations tools and is SAP xApps ™ certified.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades.  The company's service-oriented platform is used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments.  Magic Software’s platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes.   Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than 1.5 million customers around the globe.

For more information on Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

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Press contacts:

Steven L. Lubetkin
Public Relations Counsel
Magic Software Enterprises Ltd.
slubetkin@magicsoftware.com
Phone: +1 856.751.5491
Cell: +1 856.625.5502

Mary Lou Roberts

Magic Software Corporate Communications

Phone: 215-740-8976

mlroberts@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

         Chairman

Date: April 17 , 200 7